Exhibit 99.1

Press Release

GasLog Partners LP Announces Guidance for Cash Distribution on Common Units

Monaco – December 21, 2015 – Despite recent equity market volatility in our industry, GasLog Partners LP (NYSE: GLOP) (“GasLog Partners” or the “Partnership”) announces today that it has not experienced any material change in the Partnership’s operations since reporting financial results for the quarter ended September 30, 2015.  GasLog Partners’ fleet of eight LNG carriers is fully financed and each vessel is operating under a multi-year charter.  In addition, the Partnership does not currently have any future capital commitments for vessel newbuildings or other commercial projects.  Since our initial public offering, GasLog Partners and our general partner, GasLog Ltd. (NYSE: GLOG) (“GasLog”), have pursued a strategy whereby new LNG carriers are ordered, financed and delivered to GasLog, and subsequently acquired by the Partnership at fair market value only after such vessels have begun to operate under multi-year charters with fixed-fee contracts, which generate predictable cash flows.

While GasLog Partners does not regularly provide quarterly distribution guidance, GasLog Partners’ management intends to recommend to the Partnership’s board of directors (the “Board”) a cash distribution per unit of $0.478 for the quarter ended December 31, 2015, which is unchanged from the cash distribution per unit of $0.478 for the quarter ended September 30, 2015.  The actual distribution payable for the quarter ended December 31, 2015 will be subject to the approval of the Board and the absence of any material adverse developments or potentially attractive opportunities that would make such a distribution payable inadvisable.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under long-term charters. GasLog Partners’ fleet consists of eight LNG carriers with an average carrying capacity of 148,750 cbm, each of which has a multi-year time charter. GasLog Partners’ executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit the GasLog Partners website at http://www.gaslogmlp.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to the Partnership’s operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies and business prospects and changes and trends in the Partnership’s business and the markets in which it operates. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Partnership’s expectations and projections. Accordingly, you should not unduly rely on any forward-looking statements. Factors that might cause future results and outcomes to differ include:

•	LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;

•	our ability to enter into time charters with new and existing customers;

•	changes in the ownership of our charterers;

•	our customers’ performance of their obligations under our time charters;

•	changing economic conditions and the differing pace of economic recovery in different regions of the world;

•	our future financial condition, liquidity and cash available for dividends and distributions;

•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, the ability of our lenders to meet their funding obligations, and our ability to meet the restrictive covenants and other obligations under our credit facilities;

•	our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions;

•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•	number of off-hire days, drydocking requirements and insurance costs;

•	our anticipated general and administrative expenses;

•	fluctuations in currencies and interest rates;

•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	requirements imposed by classification societies;

•	risks inherent in ship operation, including the discharge of pollutants;

•	availability of skilled labor, ship crews and management;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	potential liability from future litigation; and

•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 17, 2015 and in the Prospectus Supplement filed with the SEC on June 22, 2015. Copies of the Annual Report, as well as subsequent filings, are available online at http://www.sec.gov.

The Partnership does not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

Contacts:

GasLog Partners LP

Simon Crowe, +44-203-388-3108

Chief Financial Officer

or

Jamie Buckland, +44-203-388-3116

Head of Investor Relations

ir@gaslogltd.com

or

Samaan Aziz, +1-212-223-0643

Investor Relations Manager

ir@gaslogltd.com